

November 22, 2011

Via E-mail
Mr. Christopher Carey
President
Eyes on the Go, Inc.
60 Broadway, PH 12
Brooklyn, NY 11211

>    **Re:    Eyes on the Go, Inc.**
>    **Amendment No. 2 to Registration Statement on Form S-1**
>    **Filed November 16, 2011**
>    **File No. 333-176820**

Dear Mr. Carey:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Management's Discussion and Analysis…, page 30

1. We note your disclosure on page 30 that you believe that the contracts with customers produced by iCare will initially be "the preponderant source of [y]our revenue and cash flow…" However, we also note that you entered into such agreement in April 2011 and you have only installed two sites and generated revenues of $3,929 in the 9 months ended September 30, 2011. Please expand your disclosure here as well as in your risk factors to address the limited number of customers you have added to date and, to the extent possible, address the rate at which management expects you to obtain customers under this contract.

You may contact Claire DeLabar, Staff Accountant at (202) 551-3349 or Ivette Leon, Assistant Chief Accountant at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Plowgian, Attorney-Advisor at

(202) 551-3367 or Celeste M. Murphy, Legal Branch Chief at (202) 551-3257 with any questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director

cc:  Barry J. Miller, Esq.